The Pantry, Inc. 1801 Douglas Drive Sanford, NC 27330 (919) 774-6700 April 18, 2008

Via EDGAR and Facsimile (202-772-9203)

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	The Pantry, Inc.
Form 10-K for Fiscal Year Ended September 27, 2007

Filed November 26, 2007

Form 10-Q for Fiscal Quarter Ended December 27, 2007

Filed February 5, 2008

File No. 0-25813

Dear Mr. Owings:

This letter responds to your comment letter of March 12, 2008 regarding the above-referenced filings made by The Pantry, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes each comment from your letter in bold with the Company’s response set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

1.	Please describe in adequate detail your practices relating to working capital items and the practice within the convenience store industry. See Item 101(c)(iv) of Regulation S-K.

In preparing the narrative description of business required by Item 101(c) of Regulation S-K, the Company considered the requirements of Item 101(c)(vi), including the examples shown therein, and concluded that it does not have any unusual or significant risks regarding its working capital items and that there are no unusual industry practices or requirements relating to working capital.

2.

We note your discussion on page 34 of your image refresh program. Please provide a more detailed discussion regarding this program and elaborate on how this program has proven to provide positive year over year comparable store gallon growth.

In future filings, the Company will include the following disclosure regarding its image refresh program, as applicable:

During the past several years we have been actively engaged in re-imaging our convenience stores. While the scope of each individual project varies from store to store, a store re-imaging typically includes some combination of new color schemes, gasoline equipment, furniture, lighting, flooring and landscaping. In many cases, our branded gasoline suppliers have required us to refresh our stores; in other cases, we have undertaken these programs based on our belief that such programs will contribute positively to gasoline gallons sold. For example, the approximately 220 stores that were re-imaged during fiscal 2007, 2006 and 2005 experienced average comparable store gallon volume increases of 6.3% in the three months following completion of the imaging refresh, compared to our overall average comparable store gallon growth of 1.0%, 3.1% and 4.7% in fiscal 2007, 2006 and 2005, respectively.

3.

Where you discuss the percentage change in comparable store sales from year to year, please disclose the dollar amount of comparable store sales for each year. Likewise, where you discuss the increase in comparable store gasoline gallons, please disclose the comparable store gasoline gallons and related revenues for each year. We believe such disclosure would allow investors to better understand the portion of the overall change in net merchandise and gasoline revenue related to comparable stores. Please also consider disclosing comparable store merchandise and gasoline gallons and revenue in Selected Financial Data for each year presented.

The Company agrees that additional disclosure related to merchandise sales and gasoline gallons sold on a comparable store basis would be useful to investors and improve the Company’s disclosures. The Company believes, however, that disclosing comparable store merchandise sales, gasoline gallons sold and gasoline revenues for a particular year could actually be confusing to investors because the number and identity of comparable stores (and thus comparable store merchandise sales, gasoline gallons and gasoline revenues) for a particular fiscal year will vary depending on which years are being compared.

For example, a comparison of fiscal 2005 to fiscal 2006 would include only those stores in operation during the entirety of fiscal 2005 and fiscal 2006. A comparison of fiscal 2006 to fiscal 2007 would include only those stores in operation during the entirety of fiscal 2006 and fiscal 2007. Although it is possible that the number and identity of stores in both such comparisons would be the same, the likelihood is remote (given annual store closures and additions). The same issue also arises, and is in fact magnified, in a comparison involving all three years, as the number and identity of comparable stores in fiscal 2006 would differ depending on the number and identity of comparable stores in fiscal 2005 and fiscal 2007, respectively.

Given the difficulties inherent in showing comparable store merchandise sales, gasoline gallons and gasoline revenues beyond a year-to-year comparison, the Company instead proposes adding disclosure of the dollar change in comparable store merchandise sales and the gallon change in gasoline gallons sold from year to year. The Company believes that this additional disclosure will assist investors in understanding the impact of the changes in comparable store merchandise sales and gasoline gallons sold on the Company’s financial statements. The Company does not believe that the dollar change in gasoline revenue on a comparable store basis is material to investors because of the significant fluctuations in the Company’s retail price per gallon of gasoline. Investors can, however, determine the dollar change because the Company discloses the annual average retail price per gallon in the Selected Financial Data table.

The Company also will add the disclosure referenced above of the change in comparable store merchandise sales and gasoline gallons sold in its Selected Financial Data table.

4.

Please include obligations related to other long-term liabilities reflected in your balance sheet or disclose pertinent data for an understanding of the nature, timing and amount of such obligations excluded from the table. Refer to Item 303(a)(5) of Regulation S-K.

Other noncurrent liabilities on the Company’s September 27, 2007 balance sheet consist primarily of long-term environmental reserves, long-term tank removal reserves, unfavorable leases, long-term closed store reserves and lease step-up reserves. The Company has already included future amounts payable with respect to unfavorable leases, long-term closed store reserves and lease step-up reserves in the contractual obligations table under lease finance obligations and operating leases. Because the

Company is not able to precisely predict the timing or ultimate cash settlement amounts of long-term environmental reserves and long-term tank removal reserves, the Company has excluded these liabilities from the contractual obligations table. In future filings, the Company will include appropriate footnote disclosure so that investors can understand the nature, timing and amount of these reserves.

5.

To the extent material, please present an analysis of the uncertainties involved in applying your critical accounting estimates or the variability that is reasonably likely result from their application over time. In doing so, address how accurate your assumptions and estimates have been historically, how much they have changed historically, and whether they are reasonably likely to change in the future. Also provide an analysis of the sensitivity of your estimates and assumptions to change based on other outcomes that are reasonably likely to occur and would have a material effect. Refer to the Commission's Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm .

In future filings, the Company will revise the following critical accounting policies as set forth below. In the past, the Company has included revenue recognition and accounting for leases as critical accounting policies because these policies are significant to the Company and involve judgment by management with respect to material amounts reported on the Company’s financial statements. However, in future filings the Company will remove those two policies from the critical accounting policy discussion since they do not involve significant estimates or assumptions and duplicate the current disclosure in the description of accounting policies in the footnotes to the Company’s financial statements.

Insurance Liabilities.    We self-insure a significant portion of expected losses under our workers’ compensation, general liability and employee medical programs. We have recorded accrued liabilities based on our estimates of the ultimate costs to settle incurred and incurred but not reported claims. Our accounting policies regarding self-insurance programs include judgments and actuarial assumptions regarding economic conditions the frequency and severity of claims, claim development patterns and claim management and settlement practices. Although we have not experienced significant changes in actual expenditures compared to actuarial assumptions as a result of increased medical costs or incidence rates, such changes could occur in the future and could significantly impact our results of operations and financial position. A 10% change in our estimate for our self-insurance liability would have affected net earnings by approximately $2.0 million for fiscal 2007.

Long-Lived Assets and Closed Stores.    Long-lived assets at the individual store level are reviewed for impairment periodically or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. When an evaluation is required, the projected future undiscounted cash flows to begenerated from each store are compared to the carrying value of the long-lived assets of that store to determine if a write-down to fair value is required. Cash flows vary for each store year to year and as a result, we have identified and recorded impairment charges for operating and closed stores for each of the past three years as changes in market demographics, traffic patterns, competition and other factors have impacted the overall operations of certain of our individual store locations. Similar changes may occur in the future that will require us to record impairment charges. To date, management does not believes that there have been any material changes in the assumptions used in the preparation of our financial statements that would materially affect the valuations of these long-lived assets and there is limited risk of a material impact on our financial statements related to changes in our estimates of fair market value.

Property and equipment of stores we are closing are written down to their estimated net realizable value at the time we close such stores. If applicable, we provide for future estimated rent and other exit costs associated with the store closure, net of sublease income, using a discount rate to calculate the present value of the remaining rent payments on closed stores. We estimate the net realizable value based on our experience in utilizing or disposing of similar assets and on estimates provided by our own and third-party real estate experts. Although we have not experienced significant changes in our estimate of net realizable value or sublease income, changes in real estate markets could significantly impact the net values realized from the sale of assets and rental or sublease income. For example, a 10% change in management’s assumptions regarding the amount of sublease income would not have a material impact on our financial statements. Similarly, a 1% change in the discount rate would not have a material impact on our financial statements.

Asset Retirement Obligations.    We recognize the estimated future cost to remove an underground storage tank over the estimated useful life of the storage tank in accordance with the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations. We record a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time an underground storage tank is installed. We amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of the tank. We base our estimates of the anticipated future costs for removal of an underground storage tank on our prior experience with removal. We compare our cost estimates with our actual removal cost experience on an annual basis, and when the actual costs we experience exceed our original estimates, we will recognize an additional liability for estimated future costs to remove the underground storage tanks. Because these estimates are subjective and are currently based on historical costs with adjustments for estimated future changes in the associated costs, we expect the dollar amount of these obligations to change as more information is obtained. For example, a 10% change in our estimate of anticipated future costs for removal of an underground storage tank would increase our asset retirement obligation by approximately $2.1 million as of September 27, 2007. There were no material changes in our asset retirement obligation estimates during fiscal 2007. See also “Part II.—Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 9—Asset Retirement Obligations.”

Vendor Allowances and Rebates.    We receive payments for vendor allowances, volume rebates and other supply arrangements in connection with various programs. Some of these vendor rebate, credit and promotional allowance arrangements require that we make assumptions and judgments regarding, for example, the likelihood of attaining specified levels of purchases or selling specified volumes of products, and the duration of carrying a specified product. Payments are recorded as a reduction to cost of goods sold or expenses to which the particular payment relates. Unearned payments are deferred and amortized as earned over the term of the respective agreement. Although this is a significant accounting policy for us, due to the nature of our business we believe that there is only a remote possibility that changes in management’s estimates in the application of this policy could have a material impact on our financial statements during any period.

Environmental Liabilities and Related Receivables.    Environmental reserves reflected in the financial statements are based on internal and external estimates of costs to remediate sites relating to the operation of underground storage tanks. Factors considered in the estimates of the reserve are the expected cost and the estimated length of time to remediate each contaminated site. Deductibles and remediation costs not covered by state trust fund programs and third-party insurance arrangements, and for which the timing of payments can be reasonably estimated, are discounted using an appropriate rate. A 1% change in the discount rate would not have a material impact on our financial statements. There were no material changes in our environmental estimates during fiscal 2007.

Reimbursements under state trust fund programs or third-party insurers are recognized as receivables based on historical and expected collection rates. All recorded reimbursements are expected to be collected within a period of twelve to eighteen months after submission of the reimbursement claim. The adequacy of the liability is evaluated quarterly and adjustments are made based on updated experience at existing rates, newly identified sites and changes in governmental policy.

Changes in laws and regulations, the financial condition of the state trust funds and third-party insurers and actual remediation expenses compared to historical experience could significantly impact our results of operations and financial position.

6.

We note your statement that your "disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met." Please revise to slate clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm >.

In future filings, the Company will include the following revised paragraph (i) as the second full paragraph in “Part II.—Item 9A. Controls and Procedures—Disclosure Controls and Procedures” of Form 10-K and (ii) as the first full paragraph in “Part I.—Item 4. Controls and Procedures” of Form 10-Q:

As required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded, as of the end of the period covered by this report, that our disclosure controls and procedures were effective in that they provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

7.	Please provide five years of business experience for each of the directors. For example, it is not clear which positions Ms. Richter held during the past five years. See Item 401(e) of Regulation S-K.

In future filings, to the extent the Company has not already done so, the Company will provide five years of business experience for each of the directors in accordance with the requirements of Item 401(e) of Regulation S-K.

8.

Please include narrative disclosure following the summary compensation and grants of plan-based awards tables. See Item 402(c) of Regulation S-K. For example, you should discuss the material terms of the employment agreements, including base salaries, for each of the named executive officers.

For both the summary compensation table and the grants of plan-based awards tables, the material factors necessary to an understanding of the information disclosed in the tables appear in narrative form in the footnotes to each table. The Company determined that placing the required narrative disclosure in footnotes tied to specific items in the tables would be the presentation format most useful in providing the reader an understanding of the information in the table. In addition, immediately following the summary compensation table, the Company has included a table entitled “All Other

Compensation Table” that provides detailed information about each component of the “All Other Compensation” column of the summary compensation table.

With respect to the Company’s employment agreements with its named executive officers, footnotes 4 and 5 to the summary compensation table describe the material terms of the agreements with Mr. Paci and Ms. Anderson, who both were hired during fiscal 2007. The agreements with Mr. Paci and Ms. Anderson contain specific provisions regarding equity and incentive awards for fiscal 2007, which are described in these footnotes. The employment agreements with the Company’s other named executive officers do not contain provisions relating to fiscal 2007 equity or incentive awards. Regarding base salary, all of the employment agreements with named executive officers set an initial base salary at the time of hire. Thereafter, the base salary is set at the Compensation & Organization Committee’s discretion. In the Compensation Discussion and Analysis (“CD&A”) of the definitive proxy statement on Schedule 14A for the Company’s 2008 Annual Meeting of Stockholders (the “2008 Proxy Statement”) under the section entitled “Base Salary,” there is a description of the Compensation & Organization Committee’s process and philosophy in setting base salary for the Company’s named executive officers and disclosure regarding how each named executive officer’s salary for fiscal 2007 was determined. In future filings, the Company will include a cross-reference to this section of the CD&A in a footnote to the salary column of the summary compensation table.

9.

Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

The Company’s Compensation and Organization Committee determines the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or change in control (“severance compensation”) by examining general market practices regarding severance compensation, with the advice and assistance of an outside compensation consultant. The Company described its general philosophy with respect to the determination of severance compensation in the CD&A section of its 2008 Proxy Statement under the heading “Executive Employment Contracts.” As disclosed therein, the Company provides a fixed level of severance compensation to its named executive officers so that the Company can (i) attract key talent; (ii) receive noncompete, nonsolicitation, and nondisclosure agreements from its executives; (iii) ensure continuity of senior leadership during a change in control; and (iv) avoid having to negotiate separation terms on an ad hoc basis.

The Compensation and Organization Committee’s approach is to enter into employment agreements with its named executive officers that generally provide for the same multiples of severance compensation once the executive officer has served for an initial term. The Compensation and Organization Committee generally does not engage in negotiations with the named executive officers regarding the severance compensation element of the employment agreement because it believes that severance compensation is a standard benefit that should be uniform for all named executive officers (other than the Company’s chief executive officer) once the executive officer has been with the Company for an initial term. Severance compensation for a named executive officer’s severance payments during his or her first year of employment generally is the result of arms-length negotiations with the officer at the time he or she is hired. With respect to the Company’s chief executive officer, the specific severance compensation payable to the chief executive officer differs under certain circumstances from the other named executive officers as a result of arms-length negotiations between the chief executive officer and the Compensation and Organization Committee, which periodically reviews the Company’s compensation arrangement with its chief executive officer.

In future filings, the Company will include additional disclosure regarding why the Compensation and Organization Committee has chosen to pay certain multiples of the components of compensation to each of the Company’s named executive officers and how these potential payments and benefits influence the Committee’s decision regarding other compensation paid to such executives. In addition, the Company will include a cross-reference to the Executive Employment Contracts section of the CD&A in the section of its proxy statement entitled “Potential Payments Upon Termination or Change in Control.”

10.

We note your disclosure on page 32 that you recorded a one-time after tax charge in the fourth quarter of fiscal 2007 related to a corporate reorganization that eliminated several positions. We also note your disclosure in Note 11 that you have a deferred tax liability relating to a reserve for closed stores. Please provide the disclosures required by SFAS 146 for these activities or tell us why you believe such disclosure is not required.

As disclosed on page 32 of the Company’s 2007 Annual Report on Form 10-K, the Company’s after-tax charge for its corporate reorganization was $1.8 million. On a pre-tax basis, this amount represented an approximately $1.7 million liability primarily for termination benefits in connection with the restructuring program, as well as approximately $1.3 million of asset write-offs related to cancelled projects. Given the immateriality of these amounts to the Company’s overall financial statements, management concluded that additional disclosures under SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, were not required. To the extent material, the Company will include the disclosures required by SFAS 146 in all future filings.

11.	Please revise to disclose income taxes and reclassification adjustments related to other comprehensive income. Refer to paragraphs 18 through 24 of SFAS 130.

In future filings, the Company will include the following footnote disclosure with respect to income taxes and reclassification adjustments related to other comprehensive income:

The components of comprehensive income, net of deferred income taxes, for the periods presented are as follows (amounts in thousands):

	September 27, 2007	September 28, 2006	September 29, 2005
Net income	$26,732	$89,198	$57,810
Other comprehensive income:
Net unrealized (losses) gain on qualifying cash flow hedges (net of deferred income taxes of $567, $147 and $(781), respectively)	(892)	(232)	1,220

Comprehensive income	$25,840	$88,966	$59,030

The components of unrealized (losses) gains on qualifying cash flow hedges, net of deferred income taxes, for the periods presented are as follows (amounts in thousands):

	September 27, 2007	September 28, 2006	September 29, 2005
Unrealized (losses) gains on qualifying cash flow hedges	$(1,750)	$(1,550)	$1,142
Reclassification adjustment recorded as a reduction of interest expense	858	1,318	78

Net unrealized (losses) gains on qualifying cash flow hedges	$(892)	$(232)	$1,220

12.

So that we may better understand your disclosure, please explain to us in detail your interim period accounting for variances in the volume of gasoline inventory arising from changes in temperature. In doing so, please tell us how you project increases or decreases in inventory based on gallon volume and the extent of variances absorbed into cost of goods sold at the end of each year presented. Also tell us why your interim accounting method results in a better matching of costs to retail sales.

Changes in temperature cause the Company’s gasoline inventory to expand and contract: as the temperature increases, the inventory expands; as the temperature decreases, the inventory contracts. Although the Company purchases gasoline from its vendors that is temperature-adjusted to 60 degrees Fahrenheit, the Company sells gasoline to its customers at ambient temperatures. Because the southeastern United States is typically warmer than 60 degrees Fahrenheit for a majority of the year, the Company annually experiences a net increase in gasoline inventory.

The Company recognizes this impact throughout the year by summing the budgeted expansion for each month and dividing the total by 52, representing the 52 weeks in the year. The amount to be recognized in each month is then determined by multiplying the weekly amount by 4 or 5, depending on whether the month is a 4 or a 5 week fiscal month. At the end of each month, the Company updates its annual estimates of gasoline gallons sold, expansion gallons, and gasoline cost per gallon based on (i) the actual sales for the month, (ii) the actual average cost of gasoline for the month and (iii) any revisions to the Company’s forecasts for the remainder of the year. Because the expansion gallons do not negatively impact the selling price per gallon, expansion gallons result in a corresponding increase in the Company’s gasoline gross margins.

If the Company had not adopted this interim accounting policy for gasoline inventory, the Company would experience quarter-to-quarter volatility in its gasoline cost of goods sold that is not present in year-to-year comparisons. In quarters where the temperature is lower than the average for the year, the Company would have a higher cost per gallon because it would be required to purchase more gasoline gallons; in quarters where the temperature is higher, the opposite would occur. Quarter-to-quarter fluctuations in temperature do not have an impact on the Company’s annual operating results, and these fluctuations, unlike the impact of seasonality, also do not reflect the true differences in the Company’s results of operations from quarter to quarter. The Company considered these factors when selecting this accounting policy, among alternative policies, for accounting for the quarterly differences in gasoline expansion and contraction.

The Company believes that allocating the positive impact of expansion throughout the year is more appropriate than recording the actual expansion or contraction during a particular quarter. Therefore, in periods during which the Company’s actual level of expansion is less than what is projected for the year (or if the Company experiences contraction), the Company records the difference as a debit to inventory and a credit to gasoline cost of goods sold. In periods in which the Company’s actual level of expansion exceeds its annual projection, the Company records the difference as a debit to gasoline cost of goods sold and a credit to inventory. At the end of the year, these entries will net to zero, and thus there is no impact on the Company’s annual financial statements due to these interim period allocations. Therefore, the variances that result from the expansion and contraction of the Company’s gasoline inventory are absorbed into gasoline cost of goods sold, which results in the Company’s ending inventory being recorded based on physical counts (at ambient temperatures) and its gasoline cost of goods sold reflecting the actual positive impact of expansion. During fiscal 2007, 2006 and 2005, the Company absorbed positive variances of less than 0.5% of gasoline cost of goods sold each year as a result of gasoline expansion.

The Company believes that its interim accounting policy for gasoline inventory expansion is consistent with Accounting Principles Board (“APB”) Opinion No. 28, Interim Financial Reporting, which states in paragraph 9 that “[t]he usefulness of [interim financial] information rests on the relationship that it has to the annual results of operations” and “that each interim period should be viewed primarily as an integral part of an annual period.” In particular, the Company believes that the guidance provided in paragraphs 14.b (effect of a LIFO liquidation), 14.d (standard costs) and paragraphs 16.b and 17 (quantity discounts and year-end adjustments) supports the Company’s interim accounting policy for gasoline expansion.

Paragraph 14.b of APB No. 28 states that “[c]ompanies that use the LIFO method may encounter a liquidation of base period inventories at an interim date that is expected to be replaced by the end of the annual period. In such cases the inventory at the interim reporting date should not give effect to the LIFO liquidation, and cost of sales for the interim reporting period should include the expected cost of replacement of the liquidated LIFO base.” If a company gave effect to the LIFO liquidation, costs associated with one or more previous year’s LIFO layers would be released into cost of goods sold for a particular quarter, even if, on an annual basis, no LIFO liquidation would occur. The Company believes that gasoline expansion is analogous to the LIFO liquidation example. During the first and second quarters, the Company typically experiences gasoline expansion (or contraction) below the yearly average, but in the third and fourth quarters the Company experiences expansion that exceeds the annual average. Unless the annual effect of expansion is recorded evenly throughout the year, the Company’s gasoline gross margins would be artificially low during the first and second quarters and artificially high during the third and fourth quarters.

Paragraph 14.d of APB No. 28 states that “[c]ompanies that use standard cost accounting systems for determining inventory and product costs should generally follow the same procedures in reporting purchase price, wage rate, usage or efficiency variances from standard cost at the end of an interim period as followed at the end of a fiscal year. Purchase price variances or volume or capacity cost variances that are planned and expected to be absorbed by the end of the annual period, should ordinarily be deferred at interim reporting dates.” Gasoline expansion is predictable and occurs every year. The Company therefore absorbs the positive impact of gasoline expansion into the Company’s cost of sales throughout the year, instead of recording the negative variances in the first two quarters that result from lower temperatures and the positive variances in the last two quarters that result from higher temperatures. This approach effectively results in the Company reducing its actual cost per gallon sold to a standard cost per gasoline gallon that reflects the positive impact of expansion that occurs during the year, with any variances being absorbed into gasoline cost of goods sold by the end of the year.

Paragraph 16.b of APB No. 28 states that “[w]hen quantity discounts are allowed customers based upon annual sales volume, the amount of such discounts charged to each interim period should be based on the sales to customers during the interim period in relation to estimated annual sales.” Paragraph 17 further provides that “[t]he amounts of certain costs and expenses are frequently subjected to year-end adjustments even though they can be reasonably approximated at interim dates. To the extent possible such adjustments should be estimated and the estimated costs and expenses assigned to interim periods so that the interim periods bear a reasonable portion of the anticipated annual amount. Examples of such items include inventory shrinkage, allowance for uncollectible accounts, allowance for quantity discounts, and discretionary year-end bonuses.”

The expansion of gasoline in the third and fourth quarters effectively reduces the number of gallons of gasoline that the Company must purchase to meet annual sales, which has a positive impact on the Company’s gasoline cost of goods sold similar to a quantity discount from a vendor. Thus, the Company believes that it is appropriate for the Company to estimate the annual benefit from gasoline expansion and apply it throughout the year as a reduction to gasoline cost of goods sold in each interim period because the expansion gallons that result occur because of the existence of the purchased gallons. For administrative convenience, the Company uses the straight-line method to allocate the effect of expansion to gasoline cost of goods sold throughout the year, instead of allocating the benefit based on actual “sales to customers during the interim period,” as the differences are immaterial.

13.

We note that you are amortizing non-compete agreements over a weighted-average useful life of 22.5 years. Please tell us the factors that support the useful lives assigned to non-compete agreements. Refer to paragraph 11 of SFAS 142.

The contractual lives of the noncompete agreements range from 3–35 years. In accordance with paragraph 11 of SFAS No. 142, Goodwill and Other Intangible Assets, and considering the factors listed in items a through f of paragraph 11, the Company believes that the contractual lives of the noncompete agreements is the best evidence of the agreements’ useful lives. Thus, the weighted-average useful life of the Company’s noncompete agreements of 22.5 years equals the agreements’ weighted-average contractual life.

14.	We note that your senior credit facility contains restrictions on the payment of dividends. Please disclose the pertinent provisions of the restrictive covenants regarding payment of dividends and the amount of retained earnings or net income restricted or free of restrictions. Refer to Item 4-08(e)(1) of Regulation S-X.

In future Form 10-K filings, the Company will include the following additional disclosure in its Long-Term Debt footnote:

Provided that we are in pro forma compliance with the senior secured leverage incurrence test (as defined in our credit agreement) and no default under our credit agreement is continuing or would result therefrom, the covenant in our credit agreement that limits our ability to pay dividends or make other distributions with respect to our common stock permits us to pay dividends or make such distributions in an aggregate amount not to exceed $35,000,000 per fiscal year, plus either annual excess cash flow for the previous fiscal year (if our consolidated total leverage ratio was less than or equal to 3.50 to 1.0 at the end of such previous fiscal year) or the portion of annual excess cash flow for the previous fiscal year that we are not required to utilize to prepay outstanding amounts under our senior credit facility (if our consolidated total leverage ratio was greater than 3.50 to 1.0 at the end of the previous fiscal year).

15.

You state in the second full paragraph on page 82 that you are involved in various legal actions which you do not expect to have a material adverse impact on your business, financial condition or prospects. Please revise to also disclose whether you believe any of these matters are expected to have a material adverse impact on your cash flows and results of operations. Please also disclose whether you have made accruals for these matters and, if material, disclose the dollar amount of any such accruals. If no accrual has been made or if an exposure to loss exists in excess of amounts accrued, please disclose the nature of the contingency and provide an estimate of the possible additional loss or range of loss, if material, or state that such an estimate cannot be made. Refer to paragraphs 8, 9 and 10 of SFAS 5 and FIN 14.

The Company believes that it has accrued for all known claims in accordance with FAS 5 and FIN 14 based on the Company’s best estimates of the likely outcomes. For those pending actions where the outcomes are uncertain, and for which the Company has no evidence at the time of its filings that there is a probability of a loss, or any potential loss cannot be reasonably estimated, the Company believes that the final outcome of those actions would not have a material adverse effect on the Company’s financial condition, results of operations, cash flows, business, or prospects.

In future filings, the Company will include appropriate disclosure with respect to material loss contingencies and related accruals, as required, in accordance with paragraphs 8, 9, and 10 of FAS 5 and FIN 14, including a disclosure of the estimate of the possible loss or range of loss or a statement of when such an estimate cannot be made. Additionally, the Company will include its assessment as to its expectations regarding any potential impact pending legal actions may have on the Company’s cash flows and results of operations in addition to the Company’s financial condition, business, and prospects.

* * * * *

In your comment letter of March 12, 2008, you have not requested that the Company amend the subject filings in response to your comments. Rather, you have requested that the Company comply with your comments in all future filings, as applicable. The Company agrees that no amendments are necessary in light of the nature of your comments and the Company’s responses set forth above and plans to address your comments in future filings, as indicated above.

As requested in your March 12, 2008 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone ((919) 774-6700) or email (psodini@thepantry.com).

Sincerely,

/s/ Peter J. Sodini
Peter J. Sodini
President and Chief Executive Officer